SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
                       Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                                 GIANT FOOD INC.
                            (Name of Subject Company)

                      Mark H. Berey, Michael W. Broomfield,
                         Winston doCarmo, Mark Iskander,
                        Pete L. Manos, Raymond A. Mason,
                       Roger D. Olson, Peter F. O'Malley,
                        David W. Rutstein, Barry F. Scher
                             and Constance M. Unseld
                      (Name of Person(s) Filing Statement)

               Class A Common Stock (Non-Voting), $1.00 par value
                         (Title of Class of Securities)

                                    374478105
                      (Cusip Number of Class of Securities)

                             David W. Rutstein, Esq.
                                6300 Sheriff Road
                            Landover, Maryland 20785
                                 (301) 341-4100
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                             Wayne K. Johnson, Esq.
               Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 965-8100

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         This Amendment No. 1 amends and supplements  Items 2, 3, 4, 5, 6, 8 and
9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 19, 1998 (the "Schedule 14D-9") on behalf of Pete L. Manos, Constance M. Unseld, Peter F. O'Malley, Raymond A. Mason, Michael W. Broomfield, David W. Rutstein, Mark H. Berey, Roger D. Olson, Winston doCarmo, Barry F. Scher and Mark Iskander
(the   "Director/Management   Committee")   relating  to  the  tender  offer  by
Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock (Non-Voting), par value $1.00 per
share  (the  "Shares"),   of  Giant  Food  Inc.,  a  Delaware  corporation  (the
"Company"), at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal and Notice of Guaranteed Delivery (which, as may be amended and supplemented from time to time, collectively constitute the "Offer"). The Offer is being made pursuant to a Stock Purchase Agreement, dated as of May 19, 1998, between the Purchaser and The 1224 Corporation ("1224") (the "Stock Purchase Agreement"). All capitalized terms not defined herein are used as defined in the Schedule 14D-9.


ITEM 2. TENDER OFFER OF THE PURCHASER.

         Item 2 of the Schedule 14D-9 is hereby amended by amending and restating the first sentence of the first paragraph thereof to read as follows:

                  "This statement relates to a tender offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zanstaad) (the "Purchaser"), to purchase for cash all of the outstanding Shares at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer")."

         Item 2 of the Schedule 14D-9 is hereby further amended by amending and restating the third sentence of the second paragraph thereof and inserting therein a new fourth sentence, to read together as follows:

         "1224's obligation to sell the Class AC Shares to the Purchaser pursuant to the Stock Purchase Agreement is conditioned upon, among other things, the consummation of the Offer. Purchaser's obligation to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is conditioned upon, among other things, that at any time on or after the date of the Stock Purchase Agreement and at or before the time of payment for the Class AC Shares thereunder, none of the Tender Offer Conditions (as defined below) shall have occurred."

         Item 2 of the Schedule 14D-9 is hereby further amended by deleting the penultimate sentence of the second paragraph thereof.


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ITEM 3.  IDENTITY AND BACKGROUND.

         Item 3(b)(1)of the Schedule 14D-9 is hereby amended by amending and restating in its entirety Annex A to the Schedule 14d-9 which is referred to in such Item. Annex A, as so amended and restated, is attached hereto.

         Item 3(b)(2)of the Schedule 14D-9 is hereby amended by amending and restating the first paragraph thereof to read as follows:

                  "On May 19, 1998, 1224 and the Purchaser entered into the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, 1224 agreed to sell, and the Purchaser agreed to purchase, subject to the terms and conditions thereof, all of the Class AC Shares at a price of $43.00 per share. The Stock Purchase Agreement, however, provided that if the Purchaser acquires, or enters into a binding agreement to acquire, all of the Class AL Shares prior to the Expiration Date of the Offer, the Offer Price of $43.00 per Share, net to the seller in cash, would be increased to $43.50 per Share, net to the seller in cash. Subsequent to the execution of the Stock Purchase Agreement, the Purchaser and Sainsbury agreed, subject to agreement on documentation, for the acquisition by the Purchaser of all of the Class AL Shares. Thereafter, the Purchaser commenced the Offer at an Offer Price of $43.50 per Share, net to the seller in cash. 1224 has agreed in the Stock Purchase Agreement to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, all of the Shares owned by 1224. As more fully described below, the obligation of the Purchaser to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is subject to the satisfaction of the following conditions: the truth of 1224's representations and warranties, the performance by 1224 of its covenants, no injunctions, receipt of consents and approvals, the non-occurrence of any Tender Offer Conditions, the resignation of the Directors of the Company elected by 1224 and the approval of the Offer by the Board of Directors of the Company. As more fully described below, the obligations of 1224 to sell the Class AC Shares is subject to the satisfaction of the following conditions: the truth of the representations and warranties of the Purchaser, the performance by the Purchaser of its covenants, no injunctions, the expiration of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and consummation of the Offer."

         Item 3(b)(2)of the Schedule 14D-9 is hereby further amended by deleting the second sentences of the second paragraph thereof and inserting in lieu thereof the following sentence:

         "The Director/Management Committee has been further advised that the Board of Directors of the Company met on May 28 and 29, 1998, and unanimously determined that the Offer is in the best interests of the Company and the holders of the Shares and recommended that the holders of the Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer."


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



         Item 3(b)(2)of the Schedule 14D-9 is hereby further amended by inserting after the second paragraph thereof the following discussion of "Conditions of the Offer":

                  "Conditions of the Offer. The terms of the Offer provide that, notwithstanding any other provision of the Offer or the Stock Purchase Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act"), pay for any Shares tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance of and payment for Shares (i) if the Stock Purchase Agreement shall have been terminated in accordance with its terms or the purchase and sale of the Class AC Shares pursuant to the Stock Purchase Agreement shall not have been consummated prior to or simultaneously with the consummation of the purchase of the Shares pursuant to the Offer; or (ii) if, at any time on or after May 19, 1998 and before the Expiration Date, any of the following shall occur (each a "Tender Offer Condition"):

                           (a) there shall be threatened,  instituted or pending
                  any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act (including a request for additional information or documentary material pursuant to 16 C.F.R. Sec.803.20) to the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement, without consent of the Purchaser, (i) challenging or seeking to, or which could reasonably be expected to make illegal, impede, materially delay or otherwise directly or indirectly restrain, prohibit or make more costly the acquisition of the Class AC Shares or the Offer or seeking to obtain material damages, (ii) seeking to prohibit or limit the ownership or operation by the Purchaser of all, or, in the sole judgment of the Purchaser, a portion that would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole (a "significant portion"), of the business or assets of the Company or any of its subsidiaries or to compel the Purchaser to dispose of or hold separately all, or, in the sole judgment of the Purchaser, a significant portion of, the business or assets of the Purchaser or the Company or any of its subsidiaries, or seeking to impose any limitation on the ability of the Purchaser to conduct such business or own such assets which limitation, in the sole

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



                  judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole, (iii) seeking to impose limitations on the ability of the Purchaser effectively to acquire, hold or exercise full rights of ownership of any shares of capital stock of the Company, which limitations, in the sole judgment of the Purchaser, are significant or (iv) seeking to require divestiture by the Purchaser of any shares of capital stock of the Company;

                           (b) there shall be any action taken,  or any statute,
                  rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer, the acquisition of any shares of capital stock of the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act (including a request for additional information or documentary materials pursuant to 16 C.F.R. Sec. 803.20) to the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement, which could reasonably be expected to directly or indirectly, result in any of the consequences referred to in clauses (i) through
                  (iv) of paragraph (a) above;

                           (c) any change shall have occurred or been threatened
                  (or any condition, event or development shall have occurred or been threatened involving a prospective change), or the Purchaser shall have become aware of any fact, that is reasonably likely to have a Material Adverse Effect (as defined below under "Stock Purchase Agreement -- Interim Operations")on the Company;

                           (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, The Netherlands or any other jurisdiction of incorporation or organization of any bank or other financial institution in any manner involved with the financing of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement or the Offer, (iii) any material limitation (whether or not mandatory) by any U.S. Federal, state

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                  or foreign  governmental  authority or agency on the extension of credit by banks or other lending institutions, (iv) a commencement or escalation of a war or armed hostilities or
                  other   national  or   international   calamity   directly  or
                  indirectly  involving the United States or The  Netherlands or
                  (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                           (e) any of the  representations or warranties made by
                  1224 in the Stock Purchase Agreement (in the case of any representations or warranties with respect to the Company, without regard to the knowledge of 1224) that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any respect which would have a Material Adverse Effect, in each case as of the date of the Stock Purchase Agreement and the scheduled expiration date of the Offer as if such representation or warranty were made at the time of such determination and except as to any such representation or warranty which speaks as of a specific date or for a specific period, which must be untrue or incorrect in the foregoing respects as of such specific date or period;

                           (f) (i) the Board of Directors  of the Company  shall
                  have failed to approve or recommend the Offer, (ii) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to the Purchaser the approval or recommendation of the Offer or approved or recommended any Acquisition Proposal (as defined below under "Stock Purchase Agreement -- No Solicitation"), (iii) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to any Acquisition Proposal or (iv) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the things set forth in clauses (ii) or (iii) of this paragraph (f);

                           (g) 1224 shall have failed to perform in any material
                  respect any obligation or to comply in any material respect with any agreement or covenant of 1224 to be performed or complied with by it under the Stock Purchase Agreement and, in the case only of failures to perform any agreement or covenant of 1224 described below under "Stock Purchase Agreement --
                  Interim Operations", such failure to perform would have a Material Adverse Effect or materially adversely affect the ability of the Purchaser to consummate the transactions contemplated by the Stock Purchase Agreement or have a material adverse effect on the value of the Company and its subsidiaries taken as a whole; or

                           (h) the Company or any of its subsidiaries shall have
                  (i) failed to act in accordance with (b)(iii)(A) and (B) under "Stock Purchase Agreement -- Interim Operations" and (b)(i)(B) and (iv) under "Stock Purchase Agreement -- No Solicitation" or (ii) taken any of the actions listed in (c)(iii)(A)-(O) under "Stock Purchase

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                  Agreement -- Interim Operations" or (b)(i)(A) under "Stock
                  Purchase Agreement -- No Solicitation" below;

         which, in the reasonable judgment of the Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

                  The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, or may be waived by the Purchaser, in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described under "Conditions of the Offer" will be final and binding upon all parties to the Stock Purchase Agreement.

                  The conditions to the Offer contained in the Stock Purchase Agreement included a condition that there be validly tendered and not properly withdrawn prior to the Expiration Date a number of Shares which constitutes at least 65% of the outstanding shares on a fully diluted basis. Upon reaching agreement with Sainsbury on May 19, 1998 to acquire the Class AL Shares, the Purchaser agreed not to make this a condition of the Offer."

         Item 3(b)(2)of the Schedule 14D-9 is hereby further amended by inserting after the discussion of "Stock Purchase Agreement -- Options," the following discussion of "Conditions to Obligations":

              "Conditions to Obligations. The obligation of the Purchaser to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of 1224 contained in the Stock Purchase Agreement being true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date and the representations and warranties of 1224 with respect to the Company in the Stock Purchase Agreement being true and correct in all material respects, without regard to the knowledge of 1224, on and as of the Closing Date with the same effect as though such representations and warranties had been made on such date; (ii) all of the agreements of 1224 to be performed and all of the covenants of 1224 to be complied with pursuant to the Stock Purchase Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable, in all material respects; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AC Shares or any of the other transactions contemplated by the Stock Purchase Agreement;
         (iv) all governmental and third-party consents, waivers and approvals, if any, disclosed in any schedule to the Stock Purchase Agreement or necessary to permit the consummation of the transactions contemplated by the Stock Purchase Agreement shall have been received; all time periods under the HSR Act applicable to the purchase of the Class AC shares shall have

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



         expired or been terminated; and no governmental or other instrumentality or agency shall have required that, in exchange for approval of the transactions contemplated by the Stock Purchase Agreement, the Purchaser, the Company or any of their respective affiliates sell or otherwise dispose of, or hold separate particular assets or categories of assets, or businesses, or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole; (v) at any time on or after the date of the Stock Purchase Agreement and at or before the time of payment for the Class AC Shares thereunder, none of the Tender Offer Conditions shall have occurred;
         (vi) each of the persons elected by 1224 as a director of the Company shall have delivered to the Purchaser a written resignation from such position; and (vii) the Board of Directors of the Company shall have recommended acceptance of the Offer by the holders of the Shares. The obligation of 1224 to sell the Class AC Shares pursuant to the Stock Purchase Agreement is also subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Purchaser contained in the Stock Purchase Agreement being true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of the Purchaser to be performed and all of the covenants of the Purchaser to be complied with pursuant to the Stock Purchase Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AC Shares or any of the other transactions contemplated by the Stock Purchase Agreement; (iv) all applicable time periods under the HSR Act shall have expired or been terminated; and
         (v) the purchase of the Shares pursuant to the Offer shall be consummated simultaneously with the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement."

         Item 3(b)(2) of the Schedule 14D-9 is hereby further amended by deleting the second sentence of the second paragraph of the discussion of "The Offer" under the "Stock Purchase Agreement."

         Item 3(b)(2) of the Schedule 14D-9 is hereby further amended by inserting after the discussion of the "Stock Purchase Agreement" and before Item 4 the following discussions of the "Sainsbury Agreement," the "Confidentiality Agreement" and the "Exclusivity Agreement":


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



                  "Sainsbury  Agreement.  On May 19,  1998,  the  Purchaser  and
         Sainsbury announced an agreement, subject to agreement on documentation, (i) for Sainsbury to sell, and for the Purchaser to purchase, all of the Class AL Shares for an aggregate purchase price of $100,000,000 on the terms and conditions to be agreed upon and (ii) for Sainsbury to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, all of the Shares owned by Sainsbury. Subsequently, the Purchaser entered into a Stock Purchase Agreement dated as of May 27, 1998 with Sainsbury and JS Mass. Securities Corp. ("JS Mass") (the "Sainsbury Agreement"), a wholly-owned subsidiary of Sainsbury, to such effect.

                  The following is a summary of the material terms of the Sainsbury Agreement. The summary is qualified in its entirety by reference to the full text of the Sainsbury Agreement which has been filed as Exhibit 4 hereto and which is incorporated herein by reference.

                  Purchase of the Class AL Shares. Pursuant to the Sainsbury Agreement, JS Mass has agreed, and Sainsbury has agreed to cause JS Mass, to sell, and the Purchaser has agreed to purchase, subject to the terms and conditions thereof, all of the Class AL Shares at an aggregate price of $100,000,000. JS Mass has agreed in the Sainsbury Agreement to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Sainsbury Agreement, all of the Shares owned by JS Mass. As more fully described below, the obligation of the Purchaser to purchase the Class AL Shares is subject to the satisfaction of the following conditions: the truth of Sainsbury's and JS Mass' representations and warranties, the performance by Sainsbury and JS Mass of their respective covenants, no injunctions, receipt of consents and approvals, the non-occurrence of the Tender Offer Conditions, the resignation of the Directors of the Company elected by Sainsbury, the consummation of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement and the consummation of the Offer. As more fully described below, the obligation of JS Mass to, and of Sainsbury to cause JS Mass to, sell the Class AL Shares is subject to the satisfaction of the following conditions: the truth of the representations and warranties of the Purchaser, the performance by the Purchaser of its covenants, no injunctions, the consummation of the Offer and the consummation of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement.

                  No Solicitation. The Sainsbury Agreement provides that Sainsbury, JS Mass and each of their respective officers, directors and employees shall, and shall instruct their respective agents to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any purchase of the Class AL Shares or any Sainsbury Acquisition Proposal (as defined below). Neither Sainsbury nor JS Mass shall, directly or indirectly, take (and neither Sainsbury nor JS Mass shall authorize or permit its agents to so take) any action to (i) encourage, solicit or initiate the making of any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, (ii) enter into any agreement with respect to any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, or
         (iii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than the Purchaser) in connection with, or take any other action to facilitate knowingly, or that such person should have known would facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal. "Sainsbury Acquisition Proposal" shall mean any inquiry, proposal or offer from any person (other than the Purchaser) relating to any direct or indirect acquisition or purchase of all or any of the Class AL Shares, of a substantial amount of assets of the Company or any of its subsidiaries or of more than 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 10% of any other class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Sainsbury Agreement, or any other transaction involving the Company or any of its securities or assets the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer, the acquisition of the Class AL Shares pursuant to the Sainsbury Agreement or the acquisition of the Class AC Shares pursuant to the Stock Purchase Agreement. In addition, the Sainsbury Agreement provides that each of Sainsbury and JS Mass shall advise the Purchaser of any request for information or of any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, or any inquiry or proposal with respect to any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, the material terms and conditions of such request, offer or Sainsbury Acquisition Proposal and of any material changes thereto, and the identity of the entity or person making any such inquiry or proposal.

                  Conditions to Obligations. The obligation of the Purchaser to purchase the Class AL Shares pursuant to the Sainsbury Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of Sainsbury and JS Mass contained in the Sainsbury Agreement being true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of Sainsbury and JS Mass to be performed and all of the covenants of Sainsbury and JS Mass to be complied with pursuant to the Sainsbury Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable, in all material respects; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AL Shares or any of the other transactions contemplated by the Sainsbury Agreement; (iv) all governmental and third-party consents, waivers and approvals, if any, specifically disclosed in the Sainsbury Agreement or necessary to permit the consummation of the transactions contemplated by the Sainsbury Agreement shall have been received; all time periods under the HSR Act applicable to the purchase of the Class AC Shares under the Stock Purchase Agreement shall have expired or been terminated; and no governmental or other instrumentality or agency shall have required that, in exchange for approval of the transactions contemplated by the Sainsbury Agreement, the Purchaser, the Company or any of their respective affiliates sell or otherwise dispose of, or hold separate particular assets or categories of assets, or businesses, or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Sainsbury Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole; (v) at any time on or after the date of the Sainsbury Agreement and at or before the time of payment for the Class AL Shares thereunder, none of the Tender Offer Conditions shall have occurred; (vi) each of the persons appointed by JS Mass as a director of the Company shall have delivered to the Purchaser a written resignation from such position; and (vii) the purchase of all of the Class AC Shares pursuant to the Stock Purchase Agreement shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement; and (viii) the purchase of any Shares tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement. The obligation of JS Mass to sell the Class AL Shares pursuant to the Sainsbury Agreement is also subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Purchaser contained in the Sainsbury Agreement being true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of the Purchaser to be performed and all of the covenants of the Purchaser to be complied with pursuant to the Sainsbury Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AL Shares or any of the other transactions contemplated by the Sainsbury Agreement; (iv) the purchase of the Shares pursuant to the Offer shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement; and (v) the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement.

                  Agreement to Use Best Efforts. Pursuant to the Sainsbury Agreement and subject to the terms and conditions thereof, each of Sainsbury, JS Mass and the Purchaser shall, with respect to matters within their respective control, cooperate and use their respective best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all reasonable things necessary and proper under applicable law to consummate the transactions contemplated by the Sainsbury Agreement as promptly as practicable, (ii) obtain from any governmental authority, regulatory organization or other instrumentality or agency or any other third party any licenses, permits, consents, waivers, approvals, authorizations, qualifications, or orders required to be obtained or made by Sainsbury, JS Mass or the Purchaser or any of their subsidiaries in connection with the authorization, execution and delivery of the Sainsbury Agreement and the consummation of the transactions contemplated therein, and (iii) as promptly as practicable, make, or cause to be made, all filings necessary, proper or advisable with respect to the Sainsbury Agreement and the transactions contemplated therein under any applicable laws or regulations. In addition, the Sainsbury Agreement provides that Sainsbury, JS Mass and the Purchaser shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Sainsbury, JS Mass and the Purchaser shall use their respective best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Sainsbury Agreement. Notwithstanding anything to the contrary in this paragraph, none of Sainsbury, JS Mass, the Purchaser or the Company or any of their respective subsidiaries shall be required to sell or otherwise dispose of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or business of the Purchaser, Sainsbury, JS Mass, the Company or any of their affiliates or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or reduce the overall benefits expected, as of the date hereof, to be realized by the Purchaser from the consummation of the transactions contemplated by the Sainsbury Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole.

                  Representations and Warranties. In the Sainsbury Agreement, Sainsbury and JS Mass have made customary representations and warranties to the Purchaser with respect to, among other things, their organization, corporate authority, ownership of the Class AL Shares and required consents and approvals.

                  Termination. If any precondition to the completion of the transactions contemplated by the Sainsbury Agreement is not fulfilled on or prior to December 31, 1998, then any party may terminate the Sainsbury Agreement. In addition, the Sainsbury Agreement shall terminate if the Stock Purchase Agreement or the Offer shall be terminated pursuant to their respective terms prior to the purchase of any Class AL Shares pursuant to the Sainsbury Agreement.

                  Other Agreements. Without the consent of Sainsbury and JS Mass, the Purchaser shall not (a) reduce the number of Shares to be purchased pursuant to the Offer, (b) reduce the Offer Price, (c) modify or add to the Tender Offer Conditions in a manner that is materially adverse to the holders of the Shares or (d) change the form of consideration payable in the Offer. In addition, if the Purchaser purchases any Shares pursuant to the Offer, it will waive all unsatisfied conditions to the Purchaser's obligations to purchase the Class AL Shares under the Sainsbury Agreement and will purchase the Class AL Shares and if the Purchaser purchases the Class AL Shares pursuant to the Sainsbury Agreement, it will waive all unsatisfied Tender Offer Conditions and will purchase any Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer.

                  Confidentiality Agreement. The following is a summary of the Confidentiality Agreement dated as of February 2, 1998 between the Purchaser and 1224 (the "Confidentiality Agreement"). The summary is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit 5 hereto and which is incorporated herein by reference.

                  Under the Confidentiality Agreement, the Purchaser agreed to use information furnished by 1224 and the Company that is not otherwise generally available to the public (other than as a result of disclosure by the Purchaser or its representatives) (the "Received Material") exclusively for the purpose of evaluating an acquisition by the Purchaser from 1224 of the Class AC Shares. In addition, the Purchaser agreed not to disclose any of the Received Materials other than under certain circumstances.

                  Exclusivity Agreement. The following is a summary of the Letter Agreement dated April 27, 1998, between the Purchaser and 1224 regarding exclusivity (the "Exclusivity Agreement"). The summary is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit 6 hereto and which is incorporated herein by reference.

                  Under the Exclusivity Agreement, 1224 agreed that from the date of the Exclusivity Agreement until May 31, 1998, neither it nor any of its agents would, directly or indirectly, take any action to enter into, solicit or otherwise encourage (i) any proposal to acquire any of the Class AC Shares, a substantial amount of the assets of the Company or more than 10% of any class of equity securities, (ii) any tender or exchange offer, or (iii) any merger, consolidation or similar transaction. However, pursuant to the Exclusivity Agreement, 1224 could, in response to an unsolicited acquisition proposal from J Sainsbury (USA) Holdings Inc. or any affiliate thereof (collectively the "Sainsbury Group"), (i) enter into negotiations with the Sainsbury Group if 1224 determined that the unsolicited proposal from the Sainsbury Group was superior to the proposal of the Purchaser and that failing to consider the proposal from the Sainsbury Group would be a breach of fiduciary duty by the Board of Directors of 1224 and (ii) after notice to the Purchaser, enter into an acquisition agreement with the Sainsbury Group if 1224 and the Purchaser are unable to enter into a stock purchase agreement meeting certain requirements."


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) of the Schedule 14D-9 ("BACKGROUND AND RECOMMENDATION")is hereby amended by amending and restating the eighth through the penultimate paragraphs thereof to read in their entirety as follows:

                  "Subsequent to such meeting, representatives of PaineWebber, Wasserstein and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), the financial advisor to the Purchaser, had several conversations regarding the transaction. At a meeting on March 31, 1998, representatives of Merrill Lynch indicated to representatives of PaineWebber and Wasserstein that the Purchaser would be willing to offer $41.25 for the Class AC Shares and the Shares, subject to the condition that the Purchaser is able to acquire the Class AL Shares from Sainsbury. The representatives of PaineWebber and Wasserstein stated that they believed their clients would not accept such an offer. On April 7, 1998, representatives of Merrill Lynch met with representatives of PaineWebber and Wasserstein, at which meeting PaineWebber and Wasserstein made a presentation regarding the Company's financial results, stock trading history, northern division and cost savings initiatives. On April 15, 1998, meetings were held between representatives of Sainsbury and Mr. O'Malley, the Chairman of the Special Committee, and later that day between representatives of 1224 and Sainsbury at which Sainsbury advised that although it was content to maintain its current investment in the Company, it was unwilling, based on the current market price of approximately $38.00 for the Shares, to purchase the Class AC Shares or any additional Shares.

                  On April 27, 1998, the Purchaser and 1224 executed an exclusivity agreement pursuant to which 1224 agreed from the date of such agreement until May 31, 1998, not to solicit or encourage any proposal to acquire the Class AC Shares, any tender or exchange offer for the Company's common shares, or any merger or similar transaction involving the Company, except as otherwise specifically permitted thereby. Subsequently on such date, at a meeting among the financial advisors to the Purchaser, 1224 and the Special Committee, representatives of Merrill Lynch indicated that the Purchaser would be willing to increase the price it would pay for the Class AC Shares and the Shares to $41.75 per share. The financial advisors to 1224 and the Special Committee responded that such price was less than what 1224 and the Special Committee were willing to accept. On April 28, 1998, Mr. Zwartendijk proposed in a telephone call to Mr. Manos an increased offer price of $42.00 per share.

                  On April 29, 1998, Messrs. Butzelaar and Rutstein, the legal advisors to the Purchaser, 1224 and the Special Committee and a representative of Merrill Lynch met to continue negotiation of the draft agreements. During a portion of such meeting, Mr. Manos and Mr.

         Zwartendijk participated by conference telephone. After some discussion between the parties, Mr. Zwartendijk and Mr. Manos agreed to a price of $43.50 per share for the Class AC Shares and the Class A Shares but conditioned upon the Purchaser's acquisition of the Class AL Shares from Sainsbury and the approval by the Executive and Supervisory Boards of the Purchaser, the Board of Directors of 1224 and the Special Committee. It was agreed that Mr. van der Hoeven and Mr. Manos should separately call Lord Sainsbury, the Chairman of Sainsbury, to arrange separate meetings with him to discuss an acquisition by the Purchaser of Sainsbury's interest in the Company. Subsequently, Mr. van der Hoeven and Mr. Manos separately called Lord Sainsbury and arranged separate meetings with him in London on May 5, 1998.

                  On May 4, 1998, Mr. van der Hoeven met with Mr. Manos and Mr. Rutstein at an industry conference to discuss the upcoming meetings with Lord Sainsbury. At their May 5 meetings with Lord Sainsbury and David Bremner, Deputy Group Chief Executive of Sainsbury, Mr. van der Hoeven and Mr. Manos were each informed by Lord Sainsbury and Mr. Bremner that Sainsbury was not interested in selling its interest in the Company to the Purchaser at such time. After such meetings, Mr. van der Hoeven,Mr. Manos and Mr. Rutstein met and Mr. Manos asked Mr. van der Hoeven whether the Purchaser would be willing to drop its condition that it acquire the Class AL Shares. Mr. van der Hoeven indicated that he could not respond to such request without further discussions with the Purchaser's Executive Board and Supervisory Board.

                  On May 12, Mr. Zwartendijk called Mr. Manos to inform him that the Supervisory Board of the Purchaser had authorized the Purchaser to proceed with an acquisition of the Class AC Shares and the Shares not conditioned upon its acquisition of the Class AL Shares from Sainsbury subject to approval of the final terms by the Executive Board of the Purchaser. In such call, Mr. Zwartendijk further informed Mr. Manos that the Purchaser was unwilling to pay the $43.50 per share price it would have been willing to pay if Sainsbury had agreed to participate in the transaction. In addition, Mr. Zwartendijk stated that the tender offer would need to be subject to a 70% minimum tender condition. Mr. Zwartendijk further informed Mr. Manos that if an agreement were reached between the parties it would have to be approved by the Executive Board of the Purchaser at a meeting scheduled to be held on Monday, May 18, 1998. Mr. Manos indicated that he would have to discuss Mr. Zwartendijk's proposal with the rest of the directors of 1224 and with the Special Committee.

                  On May 13, 1998, Mr. Zwartendijk proposed to Mr. Manos a price of $43.00 per share and a 65% minimum tender condition, subject to approval, in the case of the Purchaser, by its Executive Board, and in the case of 1224, by its Board of Directors, as well as the Special Committee. On May 14, 1998, Mr. Manos phoned Mr. Zwartendijk and indicated that the $43.00 per share price would be acceptable if the Purchaser would agree that, if it were to acquire the Class AL Shares during the pendency of the tender offer, the price to be paid for the Class AC Shares and the Shares in the tender offer would be increased to $43.50. On Friday, May 15, Mr. Butzelaar informed Mr. Rutstein by telephone that Mr. Manos' proposal would be acceptable to the Purchaser.

                  During the period from May 13 through May 18, 1998, the parties and their financial and legal advisors continued to negotiate the terms of the proposed stock purchase agreement.

                  On May 18, 1998, the Board of Directors of 1224 reviewed the terms of the proposed Stock Purchase Agreement. PaineWebber made a presentation to the Board of Directors of 1224 and delivered its opinion dated May 18, 1998 (which opinion was delivered prior to the increase in the Offer Price from $43.00 to $43.50 per Share), that, as of that date and based upon its review and analysis and subject to the assumptions and qualification set forth therein, the $43.00 per share cash consideration to be received by 1224 for the Class AC Shares is fair to 1224 from a financial point of view. Upon consideration and discussion of such presentation and opinion and other information provided to it, the Board of Directors of 1224 (who are also the holders of all the outstanding voting shares of 1224) unanimously determined that the Purchaser's offer is fair to and in the best interests of 1224 and the holders of the Shares and approved the proposed Stock Purchase Agreement.

                  Later on May 18, 1998, the Special Committee met to review the effect upon the Company and the holders of the Shares of the proposed Stock Purchase Agreement. Wasserstein made a presentation to the Special Committee and delivered its written opinion dated May 18, 1998 (which opinion was delivered prior to the increase in the Offer Price from $43.00 to $43.50 per Share), that, as of that date and based upon its review and analysis and subject to the assumptions and qualifications contained therein, the $43.00 per share cash consideration to be received by the holders of the Shares pursuant to the Offer, is fair to such stockholders from a financial point of view. Upon consideration and discussion of such presentation and opinion and other information provided to it, the Special Committee unanimously determined that the Offer is fair to and in the best interests of the Company and the holders of the Shares and recommended to the Board of Directors of the Company that it recommend acceptance of the Offer by the holders of the Shares. 1224 advised the Purchaser of the action taken by the Special Committee. On the morning of May 19, the Purchaser and 1224 executed and delivered the Stock Purchase Agreement.

                  Subsequently, on May 19, 1998, Mr. van der Hoeven informed Lord Sainsbury by telephone that the Purchaser would announce its agreement to acquire the Class AC Shares and Offer later that day even if Sainsbury did not expect to participate in the Offer or otherwise sell its interest in the Company to the Purchaser. In response, Lord Sainsbury informed Mr. van der Hoeven that Sainsbury would be willing to tender its Shares into the Offer at the proposed price of $43.50 per Share, if the Purchaser would agree to pay $100 million for the Class AL Shares held by Sainsbury. Mr. van der Hoeven said that he would need to consult with the other members of the Executive Board of the Purchaser and its advisors. After discussing Sainsbury's proposal regarding the purchase price for the Class AL Shares with other members of the Executive Board and the Purchaser's financial and legal advisors, Mr. van der Hoeven called Lord Sainsbury and accepted the proposal, subject to documentation. As a result of Sainsbury's agreement to participate in the transaction, the Purchaser increased the price to be paid for the Class AC Shares pursuant to the Offer to $43.50 per Share and agreed to waive the 65% minimum tender condition.

                  The Board of Directors of the Company (the "Board") met on May 28 and 29, 1998 to consider the Offer. The Board reviewed the terms of the Offer and the provisions of the Stock Purchase Agreement and received and considered the report of the Special Committee, in which the Special Committee expressed its determination that the Offer is fair to and in the best interests of the Company and the holders of the Shares and recommended that the Board recommend acceptance of the Offer by the holders of the Shares. The Special Committee reported that, in reaching such determination and making such recommendation, it had the benefit of the financial advice of Wasserstein, including Wasserstein's written opinion dated May 18, 1998, as described above, which opinion was confirmed by letter dated May 28, 1998 addressed to the Special Committee. By unanimous vote of all the directors, the Board determined that the Offer is in the best interests of the Company and the holders of the Shares and recommended that the holders of the Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. A copy of Wasserstein's confirmation letter dated May 28, 1998, is attached as Annex C to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, dated May 29, 1998, which has been mailed to holders of the Shares.


     Item 4(b) of the Schedule 14D-9 ("REASONS FOR RECOMMENDATION") is hereby amended by amending and restating such Item to read in its entirety as follows:

                  "(b) REASONS FOR RECOMMENDATION.  In reaching their conclusion with respect to the Offer, the members of the Director/Management Committee considered a number of factors. They evaluated the factors in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the members of the Director/Management Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their determination. The factors considered by the members of the Director/Management Committee, each of which they believed supported their recommendation, included the following:

                  (i) The Director/Management Committee considered that the market price for the Shares prior to the Offer reflected to a significant degree an anticipated takeover of the Company and that the cash offer price of $43.00 per Share (which was subsequently increased to $43.50 per Share) provided for in the Stock Purchase Agreement represents a substantial premium over the historical trading prices for the Shares.

                  (ii) The Director/Management Committee considered the written opinion of PaineWebber, delivered to 1224 on May 18, 1998 (which opinion was delivered prior to the increase in the Offer Price from $43.00 to

         $43.50 per Share), that, as of that date and based upon its review and analysis and subject to the assumptions and qualifications set forth therein, the $43.00 per share cash consideration to be received by 1224 for the Class AC Shares is fair to 1224 from a financial point of view. A copy of the written opinion dated May 18, 1998 of PaineWebber, which sets forth the assumptions made, factors considered and scope of the review undertaken by PaineWebber, is attached hereto as Annex B and is incorporated herein by reference. Holders of Shares are urged to read the full text of such opinion.

                  (iii) The Director/Management Committee considered (1) the determination made by the Special Committee at its meeting held on May 18, 1998, that the Offer is fair to and in the best interests of the Company and the holders of the Shares, (2) the recommendation by the Special Committee that the Board of Directors of the Company recommend acceptance of the Offer by the holders of the Shares, and (3) that the Special Committee, in reaching such determination and recommendation, had the benefit of the financial advice of Wasserstein, including Wasserstein's written opinion dated May 18, 1998(which opinion was delivered prior to the increase of the Offer Price from $43.00 to $43.50) that, as of that date and based upon the review and subject to the assumptions and limitations set forth therein, the cash consideration to be received by the holders of the Shares pursuant to the Offer is fair to the holders of the Shares from a financial point of view. As described above, such opinion was confirmed by letter dated May 28, 1998, a copy of which is attached as Annex C to the Company's
         Schedule 14D-9 filed May 29, 1998 and mailed to holders of the Shares.

                  (iv) The Director/Management Committee considered, as had the Special Committee in making its determination and recommendation with respect to the Offer, that (1) the sale of the Class AC Shares was conditioned upon the consummation of the Offer to purchase the Shares, with the same purchase price per share applicable to the Class AC Shares and the Shares; (2) the Company's capital structure tended to limit the attractiveness of the Company and the Shares to a strategic buyer because acquiring a greater than 50% voting interest in the Company and the ability to elect all of the directors of the Company would require the acquisition of the voting securities owned by the holder of the Class AC Shares and by the holder of the Class AL Shares;
         (3) the Company's size tended to limit the number of potential financial buyers of the Company, and the Shares would not likely be attractive to such a buyer at a price per Share equal to or greater than the Offer Price; and (4) the Stock Purchase Agreement did not condition the Purchaser's obligation to purchase the Class AC Shares and the Shares on the sale by Sainsbury of the Class AL Shares.

                  (v) The Director/Management Committee considered, as had the Special Committee in making its determination and recommendation with respect to the Offer, the Company's business, prospects, financial condition, results of operations and current business strategy and the nature of the Company's industry position, and the Director/Management Committee considered its belief, as had the Special Committee its belief, that (1) competition in the Washington, D.C. and Baltimore metropolitan areas, where the majority of the Company's retail supermarkets are located, has increased considerably over the past several years as additional supermarket chains and alternative format competitors have entered the field; (2) the Company, in its stores in Pennsylvania, New Jersey and Delaware, is faced with intense competition from supermarket chains which are more established in those areas and the Company's operations in these states have not yet become profitable; (3) the Company's commitment to maintaining its current market share throughout its area of operations by offering aggressive promotions will put continuing pressure on profit margins and earnings; and (4)such circumstances make it advisable that the Company become part of and share the cost savings and efficiencies available to a larger organization such as the Purchaser.

                  (vi) The Director/Management  Committee considered, as had the
         Special Committee in making its determination and recommendation with respect to the Offer, the Purchaser's business reputation, its relationship with its existing United States subsidiaries and its good relationship with their management and employees, its ability to finance the acquisition, and its present expectation, as subsequently reflected in the Offer to Purchase and consistent with its past acquisition practices, that, initially following the purchase of the Class AC Shares and the Class AL Shares and the consummation of the Offer, the business and operations of the Company will continue as they are currently conducted without substantial change."


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Item 5 of the Schedule 14D-9 is hereby amended by inserting at the end of the second paragraph thereof the following two sentences:

         "If all of the shares of the Company's common stock are acquired at the closing of the transactions described in this Statement, PaineWebber will be entitled to a fee (less amounts previously paid and to be credited against such fee)of approximately $6.8 million. On May 29, 1998, the Board of Directors of the Company, based on the recommendation of the Special Committee, voted to cause the Company to assume the obligations of 1224 under its agreement with PaineWebber."

         Item 5 of the Schedule 14D-9 is hereby further amended by inserting at the end of the third paragraph thereof the following sentence:

         "If all of the shares of the Company's common stock are acquired at the closing of the transactions described in this Statement, Wasserstein will be entitled to a fee (less amounts previously paid and to be credited against such fee)of approximately $6.8 million."


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6(a) of the Schedule 14D-9 is hereby amended by amending and restating such Item to read in its entirety as follows:

                  "(a) Except as set forth in this Statement, no transactions in Shares have been effected within the past 60 days by any member of the Director/Management Committee or, to the best knowledge of such members, by any affiliate of any of them.

                  On May 20, 1998, Alvin Dobbin, a director of the Company and of 1224, exercised options to purchase 55,500 Shares at an average exercise price per Share of $34.35 and sold all such Shares at a price per Share of $42.75. Effective February 28, 1998, Mr. Dobbin retired from his positions as an executive officer of the Company. He was required to exercise his options to purchase Shares, if at all, within 90 days after retirement."

                  On May 27, 1998, J Sainsbury (USA) Holdings Inc., a wholly-owned subsidiary of Sainsbury and the then record holder of all the Class AL Shares and the Shares beneficially owned by Sainsbury, merged with and into JS Mass. Securities Corp., another wholly-owned subsidiary of Sainsbury, as a result of which JS Mass. Securities Corp. became the owner of all the assets of J Sainsbury (USA) Holdings Inc., including the Class AL Shares and such Shares.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of the Schedule 14D-9 is hereby amended by deleting the response thereto and inserting in lieu thereof the following:

                  "The Company has stated in Item 7 ('CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY') of its Solicitation/Recommendation Statement on Schedule 14D-9 filed May 29, 1998, as amended by Amendment No. 1 thereto filed June 10, 1998, as follows:

     'Item 7. Certain Negotiations and Transactions by the Subject Company.

                  (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. In its Offer to Purchase, the Purchaser states: "Upon the acquisition . . . of the Class AC Shares from [1224] and the Class AL Shares from Sainsbury, the Purchaser would own 100% of the outstanding capital stock of the Company entitled to vote. As a result, the Purchaser will be able to cause the merger of a subsidiary of the Purchaser with and into the Company. Any remaining holders of the Shares will not be entitled to vote on such a merger. The Purchaser anticipates that it will take all necessary and appropriate action to cause such a merger to become effective as soon as reasonably practicable after its acquisition of the Class AC Shares and the Class AL Shares. At the effective time of such merger, each outstanding Share (other than those held by the Purchaser or any subsidiary thereof) will be converted into the highest price paid per Share pursuant to the Offer without interest." The Purchaser has recently proposed that it and the Company now enter into an agreement pursuant to which, among other things, the Purchaser would commit to effect a merger in which any Shares not acquired pursuant to the Offer would be acquired by the Purchaser, for the Offer Price, as promptly as practicable after consummation of the Offer and the Purchaser's acquisition of the Class AC and the Class AL Shares. The Company is discussing such proposal with the Purchaser. However, there can be no assurance that the Company and the Purchaser will agree to enter into such a merger agreement or that, following the consummation of the Offer and the acquisition of the Class AC and Class AL Shares, the Purchaser will seek to cause such a merger to become effective or as to the timing of any such merger.

                  (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in Item 7(a) above.'"


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 9 of the Schedule 14D-9 is hereby amended by adding the following additional Exhibits:

Exhibit 4   --   Copy of the Stock Purchase Agreement dated as of May 27,
                 1998 among J Sainsbury plc, JS Mass. Securities Corp., and
                 Koninklijke Ahold N.V.(incorporated by reference to Exhibit
                 2 to the Company's Solicitation/Recommendation Statement on
                 Schedule 14D-9 dated May 29, 1998)
Exhibit 5   --   Confidentiality Agreement, as of February 2, 1998, between
                 Koninklijke Ahold N.V. and The 1224 Corporation
                 (incorporated by reference to Exhibit 3 to the Company's
                 Solicitation/Recommendation Statement on Schedule 14D-9
                 dated May 29, 1998)
Exhibit 6   --   Exclusivity Agreement, dated April 27, 1998, between
                 Koninklijke Ahold N.V. and The 1224 Corporation
                 (incorporated by reference to Exhibit 4 to the Company's
                 Solicitation/Recommendation Statement on Schedule 14D-9
                 dated May 29, 1998)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ David W. Rutstein
                                    David W.  Rutstein


                                    Pete L. Manos
                                    Constance M. Unseld
                                    Peter F. O'Malley
                                    Raymond A. Mason
                                    Michael W. Broomfield
                                    Mark H. Berey
                                    Roger D. Olson
                                    Winston doCarmo
                                    Barry F. Scher
                                    Mark Iskander



                                    By:/s/ David W. Rutstein
                                    David W. Rutstein
                                    Attorney-in-Fact
Dated: June 10, 1998

                                    ANNEX A

     This Annex contains additional information with respect to contracts, agreements, arrangements and understandings between members of the Director/Management Committee and the Company, including information relating to compensation by the Company of members of the Director/Management Committee who are executive officers or other employees of the Company and ownership of Company securities.

                             EXECUTIVE COMPENSATION

     The following tables and narrative text discuss the compensation paid by the Company in its fiscal year ended February 28, 1998 ("Fiscal Year 1998") and the two prior fiscal years to members of the Director/Management Committee who are executive officers or other employees of the Company.

                           SUMMARY COMPENSATION TABLE


                                                    ANNUAL COMPENSATION(1)
                                             ------------------------------------     OTHER ANNUAL
        NAME AND PRINCIPAL POSITION          FISCAL YEAR    SALARY(2)     BONUS      COMPENSATION(1)
        ---------------------------          -----------    ---------    --------    ---------------
Pete L. Manos..............................     1998        $579,519     $150,000        $5,772
  President & CEO                               1997        $520,673     $260,000        $6,002
                                                1996        $327,028     $260,000        $6,134
Michael W. Broomfield......................     1998               0     $ 12,000            --
  Chief Operating Officer                       1997               0                         --
                                                1996               0                         --
David W. Rutstein..........................     1998        $291,571     $ 96,825        $5,772
  Sr. V.P., Gen. Counsel, CAO & Secretary       1997        $264,654     $160,000        $6,002
                                                1996        $252,720     $149,363        $6,134
Mark H. Berey..............................     1998        $134,616     $ 39,066            --
  Senior Vice President -- Finance,
     Treasurer,                                 1997              --           --            --
  Chief Financial Officer                       1996              --           --            --
Rodger D. Olson............................     1998        $194,480     $ 61,704        $5,772
  Senior Vice President -- Labor Relations      1997        $181,436     $103,383        $6,002
  and Personnel                                 1996        $165,948     $ 95,383        $6,134
Winston doCarmo............................     1998        $152,029     $ 39,360        $5,772
  Vice President -- Personnel                   1997        $131,222     $ 65,188        $6,002
                                                1996        $124,281     $ 50,188        $6,134
Barry F. Scher.............................     1998        $141,291     $ 37,549        $5,772
  Vice President -- Public Affairs              1997        $133,064     $ 65,186        $6,002
                                                1996        $126,049     $ 64,186        $6,134
Mark Iskander..............................     1998        $ 11,250           --            --
  Corporate Finance Department                  1997              --           --            --
                                                1996              --           --            --

---------------
(1) Aggregate value of perquisites does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus. Includes cash payments for income taxes to each named officer on the value of the restricted shares and the tax payment itself pursuant to the Company's NonQualified Executive Stock Bonus Plan II.

(2) Figures represent amounts paid during the fiscal year.

                             LONG TERM COMPENSATION

                                                          RESTRICTED                             ALL OTHER
                                                            STOCK      OPTIONS/SAR     LTIP     COMPENSATION
       NAME AND PRINCIPAL POSITION          FISCAL YEAR   AWARDS(3)    AWARDS(#)(4)   PAYOUTS      (5)(6)
       ---------------------------          -----------   ----------   ------------   -------   ------------
Pete L. Manos.............................     1998         $9,027        32,500         0        $31,065
  President & CEO                              1997         $9,388             0         0        $36,320
                                               1996         $9,596       102,500         0        $24,318
Michael W. Broomfield.....................     1998              0        35,000         0             --
  Chief Operating Officer                      1997             --            --        --             --
                                               1996             --            --        --             --
David W. Rutstein.........................     1998         $9,027        17,500         0        $16,725
  Sr. V.P. Gen. Counsel, CAO & Secretary       1997         $9,388         9,500         0        $20,273
                                               1996         $9,596         9,500         0        $18,855
Mark H. Berey.............................     1998              0        37,500         0        $ 1,576
  Senior Vice President -- Finance,
Treasurer,                                     1997              0             0         0             --
  Chief Financial Officer                      1996              0             0         0             --
Rodger D. Olson...........................     1998         $9,027         9,500         0        $13,516
  Senior Vice President Labor Relations        1997         $9,388         9,500         0        $15,241
  and Personnel                                1996         $9,596         9,500         0        $14,194
Winston doCarmo...........................     1998         $9,027         7,500         0        $11,006
  Vice President -- Personnel                  1997         $9,388         7,500         0        $10,791
                                               1996         $9,596         7,500         0        $ 9,853
Barry F. Scher............................     1998         $9,027         7,500         0        $ 9,678
  Vice President -- Public Affairs             1997         $9,388         7,500         0        $10,199
                                               1996         $9,596         7,500         0        $ 9,739
Mark Iskander.............................     1998              0             0         0             --
  Corporate Finance Department                 1997              0            --         0             --
                                               1996              0            --         0             --

(3) Dividends are paid on the stock held under this plan.

     Under this plan, the Company makes an annual contribution not exceeding the greater of (i) $1,000,000 or (ii) six-tenths of one percent (0.60%) of the pre-tax earnings of the Company. The Company's cash contributions are used to purchase Class A Shares.

     Distributions of those shares will be made to those participants who meet any of the following conditions: (i) ten years' participation in the Plan; (2) retirement after attainment of age 62; (3) abolition of the participant's job;
(4) total and complete disability or (5) death.

(4) All options granted to participants pursuant to those stock option plans are issued at 100% of fair market value on the date issued and may be exercised, on a graduated basis, after the later of one year from the date of grant or two years' continued employment. All options terminate 10 years form their date of issuance.

     The Company receives no cash consideration for granting options. In order to acquire shares, the optionee must pay the full purchase price of the shares being exercised, plus appropriate withholding taxes. Optionee are not permitted to receive cash for any excess of market value over option price. The Stock Purchase Agreement provides that 1224 will use its reasonable best efforts to cause the Company to arrange for the vesting of all options to be accelerated to the Closing Date, at which time the options will be canceled and optionees will receive from the Company cash in an amount equal to the difference between the Offer Price and the exercise prices of the options.

(5) Includes Company matching contributions under the Company's Qualified Tax-Deferred Savings Plan ("Qualified Plan") and the Company's Non-Qualified Excess Benefits Savings Plan ("Non-Qualified Plan").

     Participants in the Qualified Plan and Non-Qualified Plan are permitted to contribute portions of their compensation, subject to legal limitations for the Qualified Plan and without legal limitations for the Non-Qualified Plan, for which the Company contributes an amount in cash equal to the participant's initial 3% pre-tax contribution. In addition, the Company provides supplemental contributions (in the form of Class A Shares for the Qualified Plan) and the Non-Qualified Plan to match participants' contributions (partially or totally) in excess of 3% of salary up to 6% of salary. Such Company contributions are limited to .4% of its pre-tax earnings.

     In Fiscal Year 1998 the Company made matching contributions under the Qualified Plan as follows: Mr. Manos $6,000, Mr.Rutstein $6,000, Mr. Olson $6,000, Mr. doCarmo $6,000 and Mr. Scher $6,000. In Fiscal Year 1998 the Company made matching contributions under the Non- Qualified Plan as follows: Mr. Manos $25,065.65, Mr. Rutstein $10,724.81, Mr. Olson $5,169.75, Mr. doCarmo $2,146.61
and Mr. Scher $1,394.28.

(6) Includes premium payments under the Company's Split Dollar Insurance Program in which participants are provided with permanent life insurance owned by the Company. The Company pay for premiums and will recover amounts equal to its investment in the insurance policies at the deaths of the participants.

     During Fiscal Year 1998 the Company made insurance premium payments as follows: Mr. Olson $2,346, Mr. doCarmo $2,860 and Mr. Scher $2,284.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)
                               INDIVIDUAL GRANTS

                                                           % OF TOTAL
                                            NUMBER OF       OPTIONS
                                            SECURITIES     GRANTED TO
                                            UNDERLYING     EMPLOYEES
                                           OPTIONS/SARS      IN FY       EXERCISE OF BASE    EXPIRATION
                  NAME                      GRANTED(2)        1998         PRICE (S/SH)         DATE
                  ----                     ------------    ----------    ----------------    ----------
Pete L. Manos............................      2,500                          $32.88          03/03/07
                                              30,000          4.31%           $33.56          06/09/07
                                              ------
                                              32,500
                                              ======
Michael W. Broomfield....................     35,000(3)
David W. Rutstein........................      2,500                          $32.88          03/03/07
                                              15,000          2.32%           $33.56          06/09/07
                                              ------
                                              17,500
                                              ======
Mark H. Berey............................     35,000                          $32.22          09/09/07
                                               2,500          4.79%           $33.97          12/01/07
                                              ------
                                              37,500
                                              ======
Roger D. Olson...........................      2,500                          $32.88          03/03/07
                                               7,000          1.26%           $33.56          06/09/07
                                              ------
                                               9,500
                                              ======
Winston doCarmo..........................      2,500                          $32.88          03/03/07
                                               5,000                          $33.56          06/09/07
                                              ------
                                               7,500
                                              ======
Berry F. Scher...........................      2,500                          $32.88          03/03/07
                                               5,000                          $33.56          06/09/07
                                              ------
                                               7,500
                                              ======

---------------
(1) No SARs were awarded in the 1998 Fiscal Year.

(2) Options granted under the 1989 Non-Qualified Stock Option Plan have a term of up to ten years as determined by the Stock Option Plan Committee ("Committee"). Options become exercisable after the later of one year from date of grant or the completion of two years of continued employment. After such date, optioned shares are exercisable only to the extent of one-fifth of the total number of optioned shares per year. After the fourth year, option grants are exercisable in full. The Committee may prescribe longer time periods and additional requirement with respect to the exercise of an option and may terminate unexercised options based on the performance of the employee. The Company is required to withhold income taxes from income realized by an employee on the exercise of an option. The Company will (i) reduce the amount of stock issued to reflect the necessary withholding, (ii) withhold the appropriate tax from other compensation due to the optionee, or
    (iii) condition transfer of any stock to the employee on the payment to the Company of the required taxes. The Stock Purchase Agreement provides that 1224 will use its reasonable best efforts to cause the Company to arrange for the vesting of all options to be accelerated to the Closing Date, at which time the options will be canceled and optionees will receive from the Company cash in an amount equal to the difference between the Offer Price and the exercise prices of the options.

(3) The Company has agreed to grant 35,000 options to Mr. Broomfield.


                     POTENTIAL REALIZABLE VALUE OF ASSUMED
                      RATE OF STOCK PRICE APPRECIATION FOR
                             OPTION TERM (10 YEARS)


                       NAME                          0% GAIN(3)    5% GAIN(4)(5)    10% GAIN(4)(5)
                       ----                          ----------    -------------    --------------
Pete L. Manos......................................      $0          $ 51,695         $  131,006
                                                          0           633,171          1,604,580
                                                         --          --------         ----------
                                                          0          $684,866         $1,735,586
                                                         ==          ========         ==========
Michael W. Broomfield..............................      --                --                 --
David W. Rutstein..................................      $0          $ 51,695         $  131,006
                                                          0           316,586            802,290
                                                         --          --------         ----------
                                                          0          $368,281            933,296
                                                         ==          ========         ==========
Mark H. Berey......................................      $0          $709,204         $1,797,263
                                                          0            53,409            135,349
                                                         --          --------         ----------
                                                          0          $762,613          1,932,612
                                                         ==          ========         ==========
Rodger D. Olson....................................      $0          $ 51,695         $  131,006
                                                          0           147,740            374,402
                                                         --          --------         ----------
                                                          0          $199,435            505,408
                                                         ==          ========         ==========
Winston doCarmo....................................      $0          $ 51,695            131,006
                                                          0           105,529            267,430
                                                         --          --------         ----------
                                                          0          $157,224         $  398,436
                                                         ==          ========         ==========
Barry F. Scher.....................................      $0          $ 51,695            131,006
                                                          0           105,529            267,430
                                                         --          --------         ----------
                                                          0          $157,224         $  398,436
                                                         ==          ========         ==========
Mark Iskander......................................      $0
                                                          0                --                 --
                                                         --
                                                          0
                                                         ==

---------------
(3) As shown in this column, no gain to the named officers or all optionee is possible without appreciation in the price of the Company's stock, which will benefit all shareholders.

(4) The price of Class A Shares at the end of the ten-year term of the option grant at a 5% annual appreciation would be $53.56 and $54.67, and at a 10% annual appreciation would be $85.28 and $87.05. These appreciation rates are the result of calculations required by the Securities and Exchange Commission's rules, and therefore are not intended to forecast future appreciation, if any, in the stock price of the Company.

(5) The gain is calculated form the exercise price of the options listed above, $32.88 and $33.56 based on the grant date of the options. Option grants are at 100% of market value on the date of grant.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                    AND FISCAL YEAR END OPTION SAR/VALUES(1)

                                                    SHARES ACQUIRED
                                                      ON EXERCISE        SARS EXERC'D    VALUE REALIZED
                      NAME                                (#)                (#)              ($)
                      ----                         ------------------    ------------    --------------
Pete L. Manos....................................          0                  0                0
David W. Rutstein................................          0                  0                0
Mark H. Berey....................................          0                  0                0
Rodger D. Olson..................................          0                  0                0
Winston doCarmo..................................          0                  0                0
Barry F. Scher...................................          0                  0                0
Mark Iskander....................................          0                  0                0

                                                                           VALUE OF        VALUE OF
                                         NUMBER OF        NUMBER OF       UNEXERC'D        UNEXERC'D
                                         UNEXERC'D        UNEXERC'D      IN-THE-MONEY    IN-THE-MONEY
                                        OPTIONS/SARS    OPTIONS/SARS     OPTIONS/SARS    OPTIONS/SARS
                                         AT FY-END        AT FY-END      AT FY-END($)    AT FY-END($)
                 NAME                   EXERCISABLE     UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                 ----                   ------------    -------------    ------------    -------------
Pete L. Manos.........................     82,500          107,500         $670,276        $529,699
David W. Rutstein.....................     29,000           36,500         $312,785        $195,709
Mark H. Berey.........................     35,000            2,500         $143,238        $  5,856
Roger D. Olson........................     31,500           28,500         $350,291        $173,689
Winston doCarmo.......................     28,000           22,500         $315,990        $138,986
Barry F. Scher........................     25,000           22,500         $270,982        $138,986
Mark Iskander.........................         --               --               --              --

---------------
(1) Value is before taxes. The dollar values are computed by determining the difference between the fair market value of the underlying common stock and the exercise price at fiscal year end.

                                 PENSION TABLE

Pension Plan:

     The Company maintains a tax-qualified defined benefit pension plan for approximately 2,500 salaried employees. The following table provides an example of benefits at the normal retirement age of 65 payable as a life annuity:


                 ESTIMATED ANNUAL BENEFITS
               ------------------------------
                PENSION FROM RETIREMENT PLAN
               FOR FOLLOWING NUMBER OF YEARS
HIGHEST FIVE        OF CREDITED SERVICE*
YEAR AVERAGE   ------------------------------
  EARNINGS        10         20         30
------------   --------   --------   --------

40,000....     $  3,844   $  8,087   $ 12,731
70,000....        7,894     16,487     25,781
100,000...       11,944     24,887     38,831
150,000...       18,694     38,887     60,581
200,000...       25,444     52,887     82,331
250,000...       32,194     66,887    104,081
300,000...       38,944     80,887    125,801
350,000...       45,694     94,887    147,581
400,000...       52,444    108,887    169,331
500,000...       65,944    136,887    212,831
600,000...       79,444    164,887    256,331
700,000...       92,944    192,887    299,831
800,000...      106,444    220,887    343,331


---------------
* The amounts shown include benefits payable from the Supplemental Retirement Arrangements.

     A participant's annual pension payable to him/her as of his/her normal retirement date will be equal to:

                  (i) .85% of "final average earnings" plus .50% of that portion of final average earnings in excess of "covered compensation" times number of years of credited service not to exceed 15, plus

                  (ii) 1 .05% of final average earnings plus .50% of that portion of final average earnings in excess of "covered compensation" times number of years of credited service over 15, not to exceed 15, plus

                  (iii) .50% of final average earnings times years of credited service over 30.

     For purposes of determining plan benefits, earnings are the gross cash compensation provided to a participant, including overtime and bonuses.

     Early retirement benefits are payable under the Pension Plan.

     Generally, the payment of benefits will be in the form of a straight-life annuity for participants who are not married and a joint and survivor annuity for those who are married.

     The number of years of credited service of the executive officers and other employees listed in the remuneration table under the Retirement Plan, determined as of February 28, 1998 are: Mr. Manos, 27 years; Mr. Rutstein, 20 years; Mr. Olson, 27 years; Mr. doCarmo, 27 years; Mr. Scher, 27 years.

Supplemental Retirement Arrangements:

     An unfunded non-qualified pension plan, the Excess Benefit Savings Plan, provides a make-up benefit for those executives who are impacted by the compensation limitations of Section 401(a)(17) of the Internal Revenue Code and by the maximum benefit limitations of Section 415 of the Internal Revenue Code. A provision of this plan also provides that certain officers are entitled to a make-up benefit equal to 60% of their earnings averaged over the five years prior to retirement, less amounts payable from the Retirement Plan (including non-qualified pension plan benefits described above), the Profit Sharing and Thrift Plans, and from social security.

     EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     Officers of the corporation have contracts that provide benefits in the event of job loss after change in control, or severance. Subject to the satisfaction of several requirements; (1) an officer who loses his/her job within two years of a change in control will receive for a period of 24 months; or (2) an officer who is terminated will receive severance for a period of one month per year of service to the Company, (but not more than 24 months nor less than 3 months and only until retirement age or said retirement benefits are paid):

     A. Base salary continued at the rate in effect on the date prior to termination;

     B. Bonus continuation based on the average bonus percentage paid during the three prior years under the Company's executive bonus plan; and

     C. Medical and life insurance coverage comparable to that provided to other officers who remain in the employ of the Company.

     If any of the events had occurred on February 28, 1998, the following individuals would have been entitled to receive the following amounts:



                                                        CHANGE IN
                                                         CONTROL     SEVERANCE
                                                        ---------    ---------

Pete L. Manos.........................................  1,651,650    1,651,650
Michael W. Broomfield.................................    664,000      332,000
David W. Rutstein.....................................    875,800      729,833
Mark H. Berey.........................................    718,132      359,066
Roger D. Olson........................................    568,512      568,512
Winston doCarmo.......................................    427,296      427,296
Barry F.Scher.........................................    396,282      396,282
Mark Iskander.........................................         --           --




                               SECURITY OWNERSHIP

     The following table sets forth the number of each class of equity securities of the Company beneficially owned by each director, executive officer and other employees of the Company who is also a member of the Director/Management Committee as of May 1, 1998.


                                                           NUMBER       NATURE OF
                                            TITLE OF       SHARES       BENEFICIAL    PERCENT
            NAME AND TITLE               CLASS OF STOCK     OWNED       OWNERSHIP     OF CLASS
            --------------               --------------    -------      ----------    --------
Pete L. Manos..........................  Common Stock A    157,208(1)   Direct and     .2605%
  President, Chief Executive Officer,    (Non-voting)                   Indirect
  Director
Constance M. Unseld....................  Common Stock A      1,000      Direct         .0017%
  Director                               (Non-Voting)
Peter F. O'Malley......................  Common Stock A      2,000      Indirect       .0033%
  Director                               (Non-Voting)
Raymond A. Mason.......................  Common Stock A      1,000      Direct         .0017%
  Director                               (Non-Voting)
Michael W. Broomfield..................  Common Stock A         --
  Chief Operating Officer                (Non-Voting)
David W. Rutstein......................  Common Stock A    129,382(2)   Direct and     .2144%
  Sr. Vice President --                  (Non-Voting)                   Indirect
  General Counsel, Chief Administrative
  Officer, Secretary
Mark H. Berey..........................  Common Stock A     37,500(3)   Direct         .0621%
  Senior Vice President-Finance,         (Non-Voting)
  Treasurer, Chief Financial Officer
Roger D. Olson.........................  Common Stock A     67,644(4)   Direct and     .1120%
  Sr. Vice President -- Labor Relations  (Non-Voting)                   Indirect
  and Personnel
Winston doCarmo........................  Common Stock A     56,773(5)   Direct         .0940%
  Vice President -- Personnel            (Non-Voting)
Barry F. Scher.........................  Common Stock A     45,340(6)   Direct         .0751%
  Vice President -- Public Affairs       (Non-Voting)
Mark Iskander..........................  Common Stock A         --
  Corporate Finance Department           (Non-Voting)

---------------
NOTES:

(1) Includes 118,500 shares acquirable under stock option plans within sixty days. Mr. Manos disclaims beneficial ownership of the Class AC shares held by 1224 except for 100 shares.

(2) Includes 41,500 shares acquirable under stock option plans within sixty days. Mr. Rutstein disclaims beneficial ownership of the Class AC shares held by 1224 except for 100 shares.

(3) Includes 35,000 shares acquirable under stock option plans within sixty days.

(4) Includes 24,900 shares acquirable under stock option plans within sixty days. Mr. Olson disclaims beneficial ownership of the Class AC shares held by 1224 except for 100 shares.

(5) Includes 35,500 shares acquirable under stock option plans within sixty days.

(6) Includes 32,500 shares acquirable under stock option plans within sixty days.